Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China 510030
Tel. 8613808821282
Fax. 86208333258

December 8, 2010


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn :Maryse Mills-Apenteng
Special Counsel

Re:  Kama Resources Inc.
Amendment No.4 to Registration Statement on Form S-1
Filed December 3, 2010
File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.


We have now included the auditor's report on the financial statements as of October 31, 2009 and for the period October
19, 2009 (Inception) to October 31, 2009.

An updated consent from the auditor consenting to the use of this report is also included as an exhibit.



Sincerely,

-S-

Dayong Sun